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EXHIBIT 21.1

List of Subsidiaries of Cygnus, Inc.

Subsidiary	State or Country of Incorporation or Organization	Percentage of Voting Securities Directly or Indirectly Owned by Registrant
Cygnus (UK) Limited	United Kingdom	100
Cygnus International, Inc.	Delaware	100

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List of Subsidiaries of Cygnus, Inc.